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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Feuer, Michael H.		OFFICEMAX, INC. ("OMX")
	3605 Warrensville Center Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 26, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Shaker Heights, OH 44122 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman and CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares, w/o par value		4/10/03				A(1)			35,802	A	$3.79		2,469,486		D(2)

	Common Shares, w/o par value													1,500		I		(3)

	Common Shares, w/o par value													3,225		I		(4)

	Common Shares, w/o par value													3,000		I		(5)

NOTES

(1) Purchased pursuant to the Company’s Management Share Purchase Plan (a Section 16b-3 plan); restricted for three years and subject to forfeiture under certain circumstances.

(2) Includes: 2,427,974 shares owned by Mr. Feuer; 5,485 shares held for Mr. Feuer’s benefit in the Company’s 401(k) and Executive Savings Deferral Plans; 35,802 restricted shares purchased in April 2003 under the Company’s Management Share Purchase Plan which are subject to forfeiture until April 2006; and 225 shares owned jointly by Mr. Feuer and his spouse.

(3) The referenced shares are owned by Mr. Feuer’s wife. Mr. Feuer disclaims any beneficial interest in the referenced shares.

(4) The referenced shares are held in a trust for the benefit of Mr. Feuer’s son of which Mr. Feuer’s spouse is trustee. Mr. Feuer disclaims any beneficial interest in the referenced shares.

(5) The referenced shares are held in a trust for the benefit of Mr. Feuer’s daughter of which Mr. Feuer’s spouse is trustee. Mr. Feuer disclaims any beneficial interest in the referenced shares.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

/s/ Michael H. Feuer	4/14/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.